

October 31, 2007

Ms. Lynne Wilson, Chief Executive Officer & Sr. Vice President
Marlin Business Services Corp.
300 Fellowship Road
Mount Laurel, NJ 08054

Re: Marlin Business Services Corp.
**   Form 10-K for the fiscal year ended December 31, 2006**
**   Schedule 14A Proxy Statement filed on April 24, 2007**
**   File No. 0-50448**

Dear Ms. Wilson:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Cover Page

1. Please note that since Nasdaq is now an exchange, you should indicate in future filings that your securities are registered under Section 12(b) of the Act.

Selected Quarterly Data, page 44

2. Please revise future filings to also include interest expense and provision for credit losses.

Consolidated Statements of Operations, page 53

3. Please revise future filings to rename the subtotal currently identified as "operating income" here and throughout your filings. It appears to us that it is not appropriate to identify a subtotal that excludes operating expenses as "operating income".

Notes to Consolidated Financial Statements

Note 1. The Company, page 56

4. We read on page 2 that in 2006 you announced the introduction of two new financial products targeting the small business market: factoring and business capital loans. To the extent that these activities become material, please consider if and how they may impact your future disclosures, including segment and service line disclosures.

Note 2. Summary of Significant Accounting Policies

Income Recognition, page 58

5. In light of the introduction of factoring and business capital loans, please consider enhancing your revenue recognition policy in future filings to disclose how you account for these revenues.

6. Please address your accounting policy for selling returned equipment. In this regard, please provide the reader with an understanding of what the circumstances are in which you sell returned equipment rather than leasing it and how you account for that sale. If material, please quantify the revenues attributable to the sales of returned equipment in future filings and indicate where they are recorded. Also, help us understand where you are showing the impact of these sales on your statements of cash flows.

Item 9A. Controls and Procedures, page 78

7. You only refer to one aspect of disclosure controls and procedures and omit the reference to accumulation and communication to management of information. If true, please confirm supplementally that based upon the evaluation, your management, including your CEO and CFO also concluded that, as of December 31, 2006, your disclosure controls and procedures were effective to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Please include this disclosure in future filings.

Schedule 14A Proxy Statement filed on April 24, 2007

Compensation Discussion and Analysis, page 12

Management's Role in the Compensation-Setting Process, page 12

8. We note that the CEO plays a significant role in the compensation-setting process. Please tell us, with a view toward future disclosure, whether the compensation committee approved the CEO's recommendations for compensation and equity awards for 2006 or discuss the extent to which the committee determined to pay or award compensation other than as recommended.

Compensation Components, page 13

Base Salary, page 13

9. In future filings, please identify the comparable size companies that the compensation committee evaluates in determining base salary market compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

Bonus, page 13

10. Please tell us, with a view toward future disclosure, how the target levels (as a percentage of base salary) and the threshold, target, and maximum bonus opportunities were determined for the executive officers.

11. Please tell us, with a view toward future disclosure, the target levels for the items of corporate performance that are measured (i.e., pre-tax income and achievement of business unit goals). If you believe that disclosure of the target levels would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. In that case, note that you must still include disclosure that explains how difficult it will be for the executive or how likely it will be to achieve the undisclosed target levels. We may have additional comments on whether you have met the standards for treating the information confidentially. Please see instruction 4 to Item 402(b) of Regulation S-K.

12. Please tell us, with a view toward future disclosure, how individual roles and performance factor in to the bonus determinations.

External Consultants and Benchmarking, page 14

13. Since you refer to the amount of compensation paid by a peer group and comparison group, please identify the companies in these groups. See Item 402(b)(2)(xiv) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732, or in her absence, Anne McConnell, Senior Staff Accountant, at (202) 551-3709, or the undersigned at (202) 551-3768 if you have comments on the financial statements and related matters. Please contact Brigitte Lippmann, Staff Attorney, at (202) 551-3713 or Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 with any other questions.

Sincerely,

John Cash
Branch Chief